Prospectus addendum	**Registration Statement Nos. 333-270004 and 333-270004-01**
To the prospectus dated April 13, 2023 and	**Dated April 13, 2023**
the prospectus supplement dated April 13, 2023	**Rule 424(b)(3)**
JPMORGAN CHASE & CO.	**JPMORGAN CHASE FINANCIAL COMPANY LLC**

JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed a prospectus dated April 13, 2023 (the "**Prospectus**") and a prospectus supplement dated April 13, 2023 (the "**Prospectus Supplement**") with the Securities and Exchange Commission. With respect to each preliminary pricing supplement dated prior to the date of this prospectus addendum relating to an offering with a pricing date on or after the date of this prospectus addendum (each, a "**Preliminary Pricing Supplement**"):

- all references to the prospectus of JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC dated April 8, 2020 (the "**Original Prospectus**") (or to any section of the Original Prospectus) are deemed to refer instead to the Prospectus (or to the corresponding section of the Prospectus); and

- all references to the prospectus supplement of JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC dated April 8, 2020 (the "**Original Prospectus Supplement**") (or to any section of the Original Prospectus Supplement) are deemed to refer instead to the Prospectus Supplement (or to the corresponding section of the Prospectus Supplement).

JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have also filed the product supplements set forth under the heading "Replacement Product Supplement" in the table below (each, a "**Replacement Product Supplement**") with the Securities and Exchange Commission. With respect to each Preliminary Pricing Supplement, all references to any product supplement set forth under the heading "Original Product Supplement" in the table below (each, a "**Original Product Supplement**") (or to any section of that Original Product Supplement) are deemed to refer instead to the relevant Replacement Product Supplement (or to the corresponding section of that Replacement Product Supplement) as set forth in the table below.

Original Product Supplement	Replacement Product Supplement
Product supplement no. 1-II dated November 4, 2020	Product supplement no. 1-I dated April 13, 2023
Product supplement no. 2-II dated November 4, 2020	Product supplement no. 2-I dated April 13, 2023
Product supplement no. 3-II dated November 4, 2020	Product supplement no. 3-I dated April 13, 2023
Product supplement no. 4-II dated November 4, 2020	Product supplement no. 4-I dated April 13, 2023
Product supplement no. 5-II dated November 4, 2020	Product supplement no. 5-I dated April 13, 2023
Product supplement no. 6-I dated April 8, 2020	Product supplement no. 6-I dated April 13, 2023
Product supplement no. MS-1-II dated November 4, 2020	Product supplement no. 4-I dated April 13, 2023
Product supplement no. UBS-1-II dated November 4, 2020	Product supplement no. UBS-1-I dated April 13, 2023
Product supplement no. WF-1-I dated March 18, 2022	Product supplement no. WF-1-I dated April 13, 2023

In addition, JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed the underlying supplements set forth under the heading "Replacement Underlying Supplement" in the table below (each, a "**Replacement Underlying Supplement**") with the Securities and Exchange Commission. With respect to each Preliminary Pricing Supplement, all references to any underlying supplement set forth under the heading "Original Underlying Supplement" in the table below (the "**Original Underlying Supplement**") (or to any section of that Original Underlying Supplement) are deemed to refer instead to the relevant Replacement Underlying Supplement (or to the corresponding section of that Replacement Underlying Supplement) as set forth in the table below.

Original Underlying Supplement	Replacement Underlying Supplement
Underlying supplement no. 1-II dated November 4, 2020	Underlying supplement no. 1-I dated April 13, 2023
Underlying supplement no. 5-I dated October 13, 2022	Underlying supplement no. 5-I dated April 13, 2023
Underlying supplement no. 6-III dated August 31, 2021	Underlying supplement no. 6-I dated April 13, 2023
Underlying supplement no. 8-II dated August 31, 2021	Underlying supplement no. 8-I dated April 13, 2023
Underlying supplement no. 9-II dated August 31, 2021	Underlying supplement no. 9-I dated April 13, 2023
Underlying supplement no. 11-I dated October 19, 2021	Underlying supplement no. 11-I dated April 13, 2023
Underlying supplement no. 13-I dated February 1, 2022	Underlying supplement no. 13-I dated April 13, 2023

Original Underlying Supplement	Replacement Underlying Supplement
Underlying supplement no. 14-I dated February 22, 2022	Underlying supplement no. 14-I dated April 13, 2023
Underlying supplement no. 17-II dated October 12, 2022	Underlying supplement no. 17-I dated April 13, 2023
Underlying supplement no. 18-II dated October 12, 2022	Underlying supplement no. 18-I dated April 13, 2023
Underlying supplement no. 19-I dated March 31, 2023	Underlying supplement no. 19-I dated April 13, 2023
Underlying supplement no. 21-I dated April 3, 2023	Underlying supplement no. 21-I dated April 13, 2023

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this prospectus addendum or any Relevant Supplement, the Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

J.P.Morgan

April 13, 2023